Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

INVE TECHNOLOGIES, INC.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$20,000,000.00	0.000087	$1,740.00

Total Transaction Valuation:		$20,000,000.00
Total Fees Due for Filing:				$1,740.00
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$1,740.00

__________________________________________
Offering Note(s)

(1)	Estimated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $87.00 per $1,000,000 of the aggregate amount of the Transaction Valuation.